UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 13, 2013	By	/s/ Wang Jian
		Name:	Wang Jian
		Title:	Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Proxy Form for the Extraordinary General Meeting to be held on 29 October 2013

I/We ______________________________________________________________________________ (Note 1) , “H” shares shareholder account number (if applicable):______________________________________________________________________, addr ess:____________________________________________________________________ (Note 1) , hold ___________________________________“H” shares (Note 2) of China Eastern Airlines Corporation Limited (the “Company”) and hereby appoint the chairman of the EGM or Mr./Ms.____________________________________________ of addr ess:_________________________________________________________________________________________(Note 3) ,

to represent me/us to attend the EGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (“PRC”), at 9:00 a.m. on Tuesday, 29 October 2013 and any adjournment thereof (the “EGM”) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the EGM (the “Notice”). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:	Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

		AGREE	DISAGREE	ABSTAIN
	ORDINARY RESOLUTIONS	(Note 4)	(Note 4)	(Note 4)

1.	To consider, approve, confirm and ratify a conditional financial services agreement dated 30 August 2013 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between (i) the Company; (ii) 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited); and (iii) 東航金戎控股有限責任公司 (CES Finance Holding Co. Ltd) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services and the provision of loan and financing services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Financial Services Renewal Agreement” and to be set out in the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Financial Services Renewal Agreement or any matter incidental thereto.

2.	To consider, approve, confirm and ratify a conditional catering services agreement dated 30 August 2013 (the “Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of catering services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the Announcement under the paragraphs headed “Catering Services Renewal Agreement” and to be set out in the Circular; and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.

Signature(s):	(Note 5)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).
2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).
3.	If you wish to appoint someone other than the chairman of the EGM, please delete the words “the chairman of the EGM or” and fill in the name and address of the proxy as entrusted by you in the space provided. A Shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be a Shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.
4.	IMPORTANT: If you would like to vote for the resolution, please put a tick (“✓”) in the appropriate box marked “Agree”. If you would like to vote against the resolution, please put a tick (“✓”) in the box marked “Disagree”. If you would like to abstain from voting the resolution, please put a tick (“✓”) in the box marked “Abstain”. In the absence of any instruction, the proxy may vote at his/her discretion.
5.	This proxy form must bear the signature of the entrustor. In the event that the Shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution duly affixed and attested to in accordance with the articles of association or other constitutional documents of such company or institution.
6.	This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid.
7.	If more than one proxy has been appointed by any Shareholders, such proxies shall not vote at the same time.
8.	If a proxy attends the EGM, appropriate identification documents must be produced.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

EXTRAORDINARY GENERAL MEETING

ATTENDANCE SLIP

To: China Eastern Airlines Corporation Limited (the “Company”)

I/We intend to attend the extraordinary general meeting of the Company to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 9:00 a.m. on Tuesday, 29 October 2013 personally/by appointing a proxy.

Name

Number of H Share(s) Held

Identity Card/ Passport Number

Shareholder ’s Account Number

Correspondence Address

Telephone Number

Signature(s):	Date:	2013

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your Identity Card/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy) and (Indentity Card/Passport Number), please delete the items as appropriate.

5.	This slip must be completed and signed and be received at the Company’s place of business at No.2550 Hongqiao Road, Shanghai, the People’s Republic of China from 9: 00 a.m. to 4: 00 p.m. on Wednesday, 9 October 2013 (if by facsimile) or between Wednesday, 2 October 2013 to Wednesday, 9 October 2013 (if by post). The slip must be addressed to the Office of Secretary of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).